EXHIBIT 5

Industry Guide 3 – Return on Equity and Assets Ratios

	2008	2007	2006
Return on Assets	0.61%	0.92%	0.90%
Return on Equity	16.2%	24.3%	23.2%
Dividend Payout Ratio	66%	43%	40%
Equity to Asset Ratio	4.03%	4.04%	4.07%

(1) Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.